UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024
Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

63-65, rue de Merl
L-2146 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

NeoGames S.A. (the “Company”) will hold its Extraordinary General Meeting of Shareholders (the “Cayman Shareholder Meeting”) on or about April 25, 2024 via a video-conferencing service. Shareholders of record as of the close of business on April 1, 2024 are entitled to notice of and to vote at the Cayman Shareholder Meeting or any adjournment, reconvening, postponement or other delay thereof. Capitalized terms used in this Form 6-K but not defined have the meaning ascribed to them in the Convening Notice and Shareholder Circular for the Cayman Shareholder Meeting attached hereto as Exhibit 99.1.

In the event that the Company has completed the Continuation  but, together with the Merger Sub, has not filed the Statutory Plan of Merger with the Cayman Registrar within three business days from the Continuation Effective Time due to the failure of certain closing conditions contained in the Business Combination Agreement to be satisfied or waived, the Company is expecting to subsequently hold an Extraordinary General Meeting of Shareholders (the “Second Luxembourg Shareholder Meeting”) on or about May 2, 2024. Shareholders of record as of the close of business on April 1, 2024 are entitled to notice of and to vote at the Second Luxembourg Shareholder Meeting or any adjournment, reconvening, postponement or other delay thereof, in order to approve the Re-Continuation, (the “Re-Continuation Scenario”). For the avoidance of doubt, in the event that, the Company has filed, together with the Merger Sub, the Statutory Plan of Merger with the Cayman Registrar before holding the Second Luxembourg Shareholder Meeting, the Second Luxembourg Shareholder Meeting shall not take place.

The Company will provide an additional notice on Form 6-K prior to the Cayman Shareholder Meeting and the Second Luxembourg Shareholder Meeting with respect to the final date and time of the Cayman Shareholder Meeting and the Second Luxembourg Shareholder Meeting, a weblink to attend the video conference for the Cayman Shareholder Meeting and the location of the Second Luxembourg Shareholder Meeting. The Company hereby furnishes the shareholder circular and form of proxy card for the Cayman Shareholder Meeting and the Second Luxembourg Shareholder Meeting. Copies of the shareholder circular and forms of proxy card are attached to this Form 6-K as Exhibits 99.1, 99.2, and 99.3 respectively.

The information in this Form 6-K (including in Exhibits 99.1, 99.2, and 99.3) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

99.1
Convening Notices and Shareholder Circular for the Cayman Shareholder Meeting expected to be held on or about April 25, 2024 and for the Second Luxembourg Shareholder Meeting expected to be held on or about May 2, 2024 in case the Re-Continuation Scenario has occurred.

99.2	Form of Proxy Card to be used in connection with the Cayman Shareholder Meeting expected to be held on or about April 25, 2024.

99.3	Form of Proxy Card to be used in connection with the Second Luxembourg Shareholder Meeting expected to be held on or about May 2, 2024, in case the Re-Continuation Scenario has occurred.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is not a substitute for the shareholder circular or any other document that may be filed or furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”). Investors and shareholders are urged to read the enclosed shareholder circular and other relevant documents filed with or furnished to the SEC in connection with the proposed transaction or incorporated by reference therein when they become available in their entirety before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the shareholder circular and other documents filed with or furnished to the SEC by the Company on the Company’s Investor Relations website (ir.neogames.com) or by writing to the Company at: 10 Habarzel Street, Tel Aviv 6971014, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

NEOGAMES S.A.

	By:	/s/ Moti Malul
	Name:	Moti Malul
	Title:	Chief Executive Officer
Date: April 9, 2024